Mail Stop 3561

May 7, 2009

Via Fax & U.S. Mail

Mr. Hank Halter
Chief Financial Officer
Post Office Box 20706
Atlanta, Georgia 30320-6001

  Re: **Delta Air Lines, Inc.**
    Form 10-K for the year ended December 31, 2008
    Filed March 2, 2009
    File No. 001-05424

Dear Mr. Halter:

  We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Statements of Cash Flows, page F-5

1. We note that your cash flows from operating activities includes a line titled "other, net." In light of the significance of this amount to the total net cash (used in) provided by operating activities in each period for which a cash flow statement is presented, please revise future filings to provide further detail of the significant components included in this amount.

Notes to the Financial Statement

Note1. Background and Summary of Significant Accounting Policies, page F-7

– General

2. We note that accounts receivable represent a significant portion of your current assets at December 31, 2008 and 2007. Please revise future filings to include a note to the financial statements which includes a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, the policy for charging off uncollectible loans and trade receivables, and the policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms). See paragraph 13a-c of SOP 01-6.

Note 2. Northwest Merger, page F-18

3. We note that you recorded several indefinite lived intangible assets as a result of the Northwest Merger. Please provide us details of how you determined the amount allocated to each of these indefinite lived intangible assets and why you believe it was appropriate to assign an indefinite life. Your response should include all significant assumptions used.

Note 5. Goodwill and Other Intangible Assets, page F-29

4. We note your disclosure that during the March 2008 quarter there were several factors, including a significant decline in market capitalization, that led you to perform an impairment analysis of goodwill and resulted in a $6.9 billion impairment charge. In light of the apparent decline in market capitalization during the first quarter of 2009, as well as the continuing adverse economic conditions, please tell us if you performed another impairment analysis on goodwill and intangible assets during 2009 and if so, provide us the results of that analysis. If you did not perform an impairment analysis during 2009, please explain to us why you do not believe it was necessary.

5. We note your disclosure that as a result of fresh start reporting upon emergence from bankruptcy, you recorded a $480 million indefinite lived intangible asset associated with your membership in SkyTeam. Please explain to us why you believe it was appropriate to recognize this indefinite lived intangible as part of fresh start accounting and tell us how you determined or calculated the value.

Note 11. Chapter 11 Proceedings, page F-51

– Reorganization Items, Net
- Footnote (1)

6. We note your disclosure that you discharged obligations to holders of allowed general, unsecured claims in exchange for the distribution of 386 million newly issued shares of common stock and the issuance of certain debt securities and obligations.   Please explain to us and revise your disclosure to indicate how you valued the shares of stock issued. Also, explain how you valued and accounted for the 89 million shares reserved for future issuance under Delta's plan of reorganization.

7. We note that included in the calculation of the gain on debt discharge is $938 million (net of $22 million discount) of new debt securities and obligations. Please provide us with and disclose in future filings, the nature and terms of this debt.   Also, tell us why this amount is different from the $1.5 billion exit financing presented in the fresh start consolidated balance sheet.

- Footnote (2), page F-52

8. We note from your disclosure that you revalued your SkyMiles frequent flier obligation at fair value as a result of fresh start reporting, which resulted in a $2.6 billion reorganization charge.   We also note that in connection with your emergence from bankruptcy, you changed the accounting policy from an incremental cost basis to a deferred revenue model for miles earned through travel.   Please tell us and disclose in your financial statements how you determined or calculated the $2.6 billion adjustment. As part of your response, please tell us the amount of the adjustment related to the change in accounting policy and the amount related to revaluation of the liability as part of fresh start accounting.

- Footnote (3), page F-52

9. We note your disclosure that you recorded a $238 million gain as a reorganization item due to the revaluation of assets and liabilities at estimated fair value as a result of fresh start reporting. Please explain to us how you calculated this gain and why it was appropriate to record this gain on the income statement. We

would assume that the revaluation of assets and liabilities as a result of fresh start reporting would be part of the allocation of the reorganization value which resulted in goodwill, and would not affect the income statement. Please advise or revise accordingly.

- Footnote (6), page F-53

10. We note that you recorded a charge of $32 million related to your portion of payroll related taxes associated with the issuance of approximately 14 million shares of common stock to these employees. Please explain to us, and disclose in the notes to the financial statements, how you determined or calculated the value of these shares issued and how you accounted for this issuance of shares in your financial statements.

– Fresh Start Consolidated Balance Sheet, page F-53

11. We note from the disclosure on page F-53 that Delta's reorganization value is $9.4 billion and was based on financial projections using various valuation methods, including (1) a comparison of your project performance to the market values of comparable companies, (20 a review and analysis of several recent transactions in the airline industry and (3) a calculation of the present value of future cash flows based on your projections. With regard to Delta's determination of reorganization value, please tell us and revise the notes to your financial statements to include disclosure of the following matters:

- Please revise to disclose the significant assumptions used in your discounted cash flow analysis including expected changes in cash flows from those indicated by your current operations, number of years for which cash flows were projected, discount rates and other significant assumptions used in your analysis, including how any terminal value was calculated or determined. Refer to the disclosure requirements outlined in paragraph 39 of SOP 90-7.
- Disclose the results of the valuation based on multiples of peer group companies and explain how the results of this analysis were combined or blended with the results of the discounted cash flow analysis to arrive at the total enterprise value of $9.4 billion.

We may have further comment upon receipt of your response and our review of your revised disclosures.

12. Please revise the notes to the reorganized consolidated balance sheet to include an allocation of the total reorganization value to the net assets of the business. This allocation of reorganization value should clearly show how the amount of "excess reorganization value" or goodwill was calculated or determined.

13. We note that fresh start adjustments included adjustments to the value of inventory, property, plant and equipment, flight equipment and intangible assets. Please revise your disclosure to state all significant assumptions used by the valuation consultants or management in determining the valuation amounts. As part of your revised disclosure, please explain in detail the nature of any intangible assets that required adjustment to fair value, the amounts of fair value adjustments for each type of intangible and a discussion of how the fair value was determined. Also, include disclosure of sensitive assumptions for which there is a reasonable possibility of the occurrence of a variation that would have significantly affect the measurement value, and assumptions about anticipated conditions that are expected to be different from current conditions. See paragraph 39 of SOP 90-7.

Note 15. Restructuring and Merger-Related Items, page F-61

14. We note your disclosure that footnote (4) includes a one-time primarily non-cash charge of $907 million relating to the issuance or vesting of employee equity awards in connection with the merger. Please tell us and disclose in future filings, the nature and terms of each type of award that is included in this charge and how you calculated or determined the amount charged to the income statement.

Note 16. (Loss) Earnings per Share, page F-62

15. We note that included in your computation of diluted earnings per share for the four months ended April 30, 2007, there is a $216 million gain recognized on the forgiveness of convertible debt that is added to net income attributable to common stockholders. Please explain to us the nature of this gain on convertible debt and tell us why it was accounted for as a gain in the income statement for the four months ended April 30, 2007.

Note 18. Quarterly Financial Data, page F-65

16. We note your disclosure in footnote (2) that in connection with the merger, during the December 2008 quarter, you recorded a one-time primarily non-cash charge of $969 million relating to the issuance or vesting of employee equity awards in connection with the Merger. Please tell us why this amount differs from the $907 amount disclosed in Note 15.

Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges

17. For those periods in which your earnings were insufficient to cover fixed charges, please revise future filings to disclose the dollar amount of your deficiency of earnings to cover fixed charges. Refer to the guidance outlined in Instruction 2A to Item 503(d) of Regulation S-K.

Exhibit Index, page 62

18. We note that you have incorporated by reference several exhibits, such as the First Lien Revolving Credit and Guaranty Agreement as Exhibit 10.5(a) and the Second Lien Term Loan and Guaranty Agreement as Exhibit 10.5(b). We also note that you have filed with the Form 10-K several exhibits, such as the Form of Offer of Employment as Exhibit 10.25. These exhibits, including the First Lien Revolving Credit and Guaranty Agreement, the Second Lien Term Loan and Guaranty Agreement and the Form of Offer of Employment, do not appear to contain all of the exhibits and schedules either listed in the table of contents or referred to in the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile each exhibit to include the omitted schedules and exhibits. Further, please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters or Chanda DeLong at (202) 551-3490 if you have questions regarding comments on legal matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE

(404) 715-5494